Exhibit 99.1

EFI ANNOUNCES DEFINITIVE AGREEMENT TO BE ACQUIRED BY AN AFFILIATE OF SIRIS CAPITAL GROUP, LLC IN ALL CASH TRANSACTION VALUED AT APPROXIMATELY $1.7 BILLION

EFI Shareholders to Receive $37.00 Per Share and Acquisition Expected to Close by Q3 2019

Company Announces Preliminary Q1 2019 Revenue Results of $220-$225 Million

FREMONT, Calif., April 15, 2019 – Electronics For Imaging, Inc. (Nasdaq: EFII), a world leader in customer focused digital printing innovation, today announced that it has entered into a definitive agreement (the “Agreement”) to be acquired by an affiliate of Siris Capital Group, LLC (“Siris”) in an all-cash transaction valued at approximately $1.7 billion. Siris is a leading private equity firm focused on investing and driving value creation in technology companies that provide mission-critical solutions and are facing technology transitions.

Under the terms of the Agreement, which has been unanimously approved by EFI’s Board of Directors, an affiliate of Siris will acquire all the outstanding common stock of EFI for $37.00 per share in cash. The purchase price represents an approximately 45% premium over EFI’s 90-day volume-weighted average price ended on April 12, 2019.

EFI may solicit alternative acquisition proposals from third parties during a “go-shop” period over the next 45 calendar days. EFI will have the right to terminate the Agreement to enter into a superior proposal subject to the terms and conditions of the Agreement. There is no guarantee that this process will result in a superior proposal, and the Agreement provides Siris with a customary right to attempt to match a superior proposal. EFI does not intend to disclose developments with respect to the solicitation process unless and until it determines such disclosure is appropriate or is otherwise required.

“We believe this transaction delivers superior and immediate value to our shareholders while providing us with a partner that can add strategic and operational expertise to our business,” said Bill Muir, Chief Executive Officer of EFI. “We are excited to partner with Siris’ highly experienced team on this next phase of growth for EFI.”

Commenting on the transaction, Frank Baker, a Siris Co-Founder and Managing Partner, said, “EFI is at the forefront of the digital transition in the imaging and print industry, underpinned by a strong software heritage and culture of innovation. We believe that, by partnering with Siris, EFI will be well positioned to capture this transformational opportunity associated with increased digital inkjet penetration, industrial automation and software enablement. We are eager to partner with management to help the Company achieve its strategic objectives.”

Commenting on the transaction, Al Zollar, a Siris Executive Partner, said “EFI has a 30-year legacy of leadership in the digital imaging market, with strong brand equity and a rich history of pioneering innovative solutions for its customers. The Company’s portfolio of mission-critical products and services are united by a common thread of impressive technological enablement and software integration. I look forward to supporting EFI’s strong team to help the Company anticipate evolving customer needs and drive new opportunities for innovation and growth.”

6750 Dumbarton Circle

Fremont, CA 94555

United States

www.efi.com

EFI’s Board of Directors has unanimously recommended that its shareholders adopt the Agreement with Siris. Subject to the go-shop, a special meeting of EFI’s shareholders will be held as soon as practicable following the filing of the definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”) and subsequent mailing to shareholders.

Subject to the go-shop, the proposed transaction is expected to close by the third quarter of 2019 and is subject to approval by EFI’s shareholders, along with the satisfaction of customary closing conditions including antitrust regulatory approvals. The transaction is not subject to any financing conditions. Upon completion of the acquisition, EFI will become wholly owned by an affiliate of Siris.

EFI will file its quarterly report on Form 10-Q reporting its first quarter financial results but does not intend to host a quarterly earnings call. EFI currently expects Q1 2019 revenue to be between $220 million and $225 million.

Financing & Advisors

Equity financing will be provided by investment funds affiliated with Siris. Siris secured committed debt financing for the transaction from RBC Capital Markets, KKR Capital Markets LLC, Deutsche Bank Securities Inc., Barclays, Credit Suisse, and Macquarie Capital.

Sidley Austin LLP is serving as corporate counsel, Kirkland & Ellis LLP is serving as financing counsel, and RBC Capital Markets is serving as M&A advisor to Siris in connection with the transaction. Morgan Stanley & Co. and Greenhill & Co., LLC are serving as financial advisors to EFI, and O’Melveny & Myers is serving as its legal counsel.

For further information regarding the terms and conditions contained in the definitive merger agreement, please see EFI’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About EFI

EFI™ is a global technology company, based in Silicon Valley, and is leading the worldwide transformation from analog to digital imaging. We are passionate about fueling customer success with products that increase competitiveness and boost productivity. To do that, we develop breakthrough technologies for the manufacturing of signage, packaging, textiles, ceramic tiles, and personalized documents, with a wide range of printers, inks, digital front ends, and a comprehensive business and production workflow suite that transforms and streamlines the entire production process. (www.efi.com)

About Siris Capital Group, LLC | Siris Capital

Siris is a leading private equity firm focused on making control investments in data, telecommunications, technology and technology-enabled business service companies primarily located in North America. Integral to Siris’ investment approach is its collaboration with its executive partners, who are highly experienced senior operating executives, to identify, validate and operate investment opportunities. Their significant involvement allows Siris to partner with management to add value both operationally and strategically. (www.siris.com)

6750 Dumbarton Circle

Fremont, CA 94555

United States

www.efi.com

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, words such as “address,” “anticipate,” “believe,” “consider,” “continue,” “develop,” “estimate,” “expect,” “further,” “goal,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” and variations of such words and similar expressions as they relate to EFI, its management or the proposed transaction are often used to identify such statements as “forward-looking statements.” Such statements reflect the current views of the Company and its management with respect to future events, including the proposed transaction, and are subject to certain risks and uncertainties that may cause actual results to differ materially from the results expressed in, or implied by, these forward looking statements. These risks and uncertainties include, but are not limited to, the following: (i) EFI may be unable to obtain shareholder approval as required for the proposed transaction; (ii) other conditions to the closing of the proposed transaction may not be satisfied, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the business of EFI may suffer as a result of uncertainty surrounding the proposed transaction; (v) shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) EFI may be adversely affected by other economic, business, and/or competitive factors; (vii) the occurrence of any event, change or other circumstances could give rise to the termination of the definitive merger agreement with affiliates of Siris; (viii) EFI’s ability to recognize the anticipated benefits of the proposed transaction; (ix) the risk that the proposed transaction disrupts EFI’s current plans and operations or diverts management’s or employees’ attention from ongoing business operations; (x) the risk of potential difficulties with EFI’s ability to retain and hire key personnel and maintain relationships with suppliers and other third parties as a result of the proposed transaction; and (xi) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of EFI and the proposed transaction are set forth in filings that EFI makes with the SEC from time to time, including those listed under “Risk Factors” in EFI’s Annual Report on Form 10-K for the year ended December 31, 2018 and filed with the SEC on February 27, 2019, as updated or supplemented by subsequent reports that EFI has filed or files with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. EFI assumes no obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition of EFI by affiliates of Siris. In connection with the proposed transaction, EFI intends to file relevant materials with the SEC, including a proxy statement in preliminary and definitive form, in connection with the solicitation of proxies from EFI’s shareholders for the proposed transaction. The definitive proxy statement will contain important information about the proposed transaction and related matters. BEFORE MAKING A VOTING DECISION, SHAREHOLDERS OF EFI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, AND OTHER RELEVANT DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EFI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Shareholders may obtain free copies of the proxy statement and other documents (when available) that EFI files with the SEC through the website

6750 Dumbarton Circle

Fremont, CA 94555

United States

www.efi.com

maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EFI will also be available free of charge on EFI’s investor relations website at www.efi.com or by contacting EFI’s Investor Relations Department at investor.relations@efi.com.

PARTICIPANTS IN THE SOLICITATION

EFI and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from EFI’s shareholders in connection with the proposed transaction. Information regarding the ownership of EFI securities by EFI’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information about EFI’s directors and executive officers is also available in EFI’s proxy statement for its 2018 annual meeting of shareholders filed with the SEC on April 27, 2018 and is supplemented by other filings made, and to be made, with the SEC by EFI. Additional information regarding persons who may be deemed participants in the solicitation of proxies from EFI’s shareholders in connection with the proposed transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement described above when it is filed with the SEC. These documents are or will be available free of charge as described above.

Contacts

EFI:

Vicki Sam

Chief of Staff

6750 Dumbarton Circle

Fremont, Ca 94555

1-650-357-3985

Vicki.sam@efi.com

Siris Capital:

Dana Gorman

Managing Director, Abernathy MacGregor

1-212-371-5999

dtg@abmac.com

Blair Hennessy

Senior Vice President, Abernathy MacGregor

1-212-371-5999

bth@abmac.com

6750 Dumbarton Circle

Fremont, CA 94555

United States

www.efi.com